Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30
	2006	2005
	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$22,416	16,926
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(1,022)	(1,699)
Fixed charges, excluding capitalized interest*	995	561
	$22,389	15,788

Fixed Charges
Interest and debt expense, excluding capitalized interest	$783	387
Capitalized interest	328	281
Interest portion of rental expense	141	130
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	2	0
	$1,254	798
Ratio of Earnings to Fixed Charges	17.9	19.8
*Includes amortization of capitalized interest totaling approximately $69 million in 2006 and $44 million in 2005.

Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable.  Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable.  Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.